UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR February 6, 2002
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                               -----                  -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

1. SHEP Technologies Inc. (the "Company") has reached Agreement in Principle (the "Agreement") with Pi Technology ("Pi"), a UK-based global leader In the design and development of automotive electronics and engine control software, including innovative control system technologies for the alternative fuels market.

Copy of the News Release and Material Change Report filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 1 and Exhibit 2 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
-----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   February 6, 2003

Exhibit 1
News Release
February 6, 2003

                             SHEP TECHNOLOGIES INC.
                Reaches Agreement in Principle with Pi Technology

February 6, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), a Canadian incorporated company with operations headquartered in the UK, is pleased to announce it has reached Agreement in Principle (the "Agreement") with Pi Technology ("Pi"), a UK-based global leader in the design and development of automotive electronics and engine control software, including innovative control system technologies for the alternative fuels market.

The Agreement with Pi calls for the refinement of STI's Stored Hydraulic Energy Propulsion system ("the SHEP System") and the development and delivery of a working prototype vehicle by late 2003. This vehicle will utilize the latest electronic "by wire" technology in a Jaguar X Type passenger vehicle to produce a demonstration vehicle to showcase the SHEP System.

Under the terms of the Agreement, Pi will utilize the services of West Surrey Racing ("WSR"), a leading British rapid prototyping and engineering company, in the development of the prototype vehicle. Pi will also utilize the services of a leading brake supplier to provide the "by wire" components for the project. This provider will be selected by Pi and the Company in early 2003. These relationships will demonstrate the strength of STI technology as well as provide the Company with strategic industry relationships and potential commercialization partners.

"It has been generally accepted that the SHEP system is an ideal application for the commercial vehicle market," said Mr. Burke, President and CEO of STI. "This prototype project with Pi will provide STI with a proprietary Electronic Control System ("ECS") incorporating "by wire" technology that will be electronically integrated with a state-of-the-art engine management system. The result will be an enhancement of the SHEP System's proven efficiencies in fuel consumption and emission reductions, and a demonstration of the SHEP System's utility in passenger as well as commercial vehicles."

STI intends to showcase its prototype to demonstrate the benefits of the SHEP System by producing a generic passenger platform vehicle that, with minor detail refinement, can be applied to a wide range of transportation applications. These include passenger vehicles such as taxis, buses and trains, and a wide range of commercial and special-purpose vehicles such as delivery vans, garbage and fire trucks.

The addition of a state-of-the-art ECS to existing SHEP System components will provide a SHEP platform ideal for demonstration to the full range of vehicle manufacturers and special purpose chassis builders. This refined SHEP technology, together with access to Pi's revolutionary simulation software, will be able to credibly model the benefits of the SHEP System to potential users and is expected to provide the Company with significant co-development, manufacturing and licensing opportunities.

"Pi is extremely pleased to be in partnership with STI," said Ian Redhead, Chief Executive and Director of Pi Technology. "We believe that the SHEP System offers significant potential for the vehicle efficiencies increasingly being demanded by automotive manufacturers, their suppliers and emissions legislation worldwide, and that our mutual cooperation on the development of this prototype will significantly advance the playing field for advanced automotive technologies."

About Pi Technology
Based in Cambridge, UK and formed in 1991 as a trading division of the Pi Group, Pi Technology specializes in the design and development of advanced electronics and software for the volume automotive and related markets. Pi is now a leading Tier 1 automotive software and engine control system specialist, employing more than 130 engineers in its UK and US offices. Pi and its sister company Pi Research, a world leader in electronic systems for motorsport, comprise the Pi Group, which is owned by Ford Motor Company (NYSE: F). Some 40% of Pi's business is for Ford Motor Company, with the remaining 60% of the company's business devoted to other major original equipment manufacturers ("OEMs") and projects.

About West Surrey Racing Limited
West Surrey Racing Limited is a leading British rapid prototyping and engineering consultancy based in the UK. The engineering and design services of WSR accommodate the requirements of new clients in both the motorsport and mainstream automotive industries. The company is located in a facility housing the Motorsport Division, Research & Development Division, with state-of-the-art CAD systems and engineering equipment under one roof. The services of WSR have been established to provide solutions from concept through to production, with total vehicle capability and specialist skills in key areas.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles, which passed formal 'Proof of Concept' in December 2000 and is now positioned for the 'Implementation Ready' testing phase.

ON BEHALF OF THE BOARD OF DIRECTORS
"Malcolm P. Burke"
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

Specifically, STI's Agreement with Pi Technology is subject to the following risks and uncertainties:
- The completion of a definitive agreement with Pi for the development of the STI prototype vehicle;
-  The timing related to the completion of the prototype;
-  The ultimate cost of the initiative;
-  The ability to source funds required for the funding of the project;
- The ability to secure the services of a suitable braking specialist on terms assumed; and
-  The ultimate success of the prototype.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com

Exhibit 2
Material Change Report
February 6, 2003

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

SHEP Technologies Inc.
(Formerly Inside Holdings Inc.)
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2    DATE OF MATERIAL CHANGE

February 5, 2003

ITEM 3    PRESS RELEASE

Issued February 6, 2003 at Vancouver, BC

ITEM 4    SUMMARY OF MATERIAL CHANGE

SHEP Technologies Inc. (the "Company") has reached Agreement in Principle (the "Agreement") with Pi Technology ("Pi"), a UK-based global leader In the design and development of automotive electronics and engine control software, including innovative control system technologies for the alternative fuels market.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

Contact:     Malcolm P. Burke
Telephone:   604.689.1515

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 6th day of February 2003.

"Malcolm P. Burke"
---------------------------
Malcolm P. Burke
Director

SCHEDULE A


                             SHEP TECHNOLOGIES INC.
                Reaches Agreement in Principle with Pi Technology

February 6, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), a Canadian incorporated company with operations headquartered in the UK, is pleased to announce it has reached Agreement in Principle (the "Agreement") with Pi Technology ("Pi"), a UK-based global leader in the design and development of automotive electronics and engine control software, including innovative control system technologies for the alternative fuels market.

The Agreement with Pi calls for the refinement of STI's Stored Hydraulic Energy Propulsion system ("the SHEP System") and the development and delivery of a working prototype vehicle by late 2003. This vehicle will utilize the latest electronic "by wire" technology in a Jaguar X Type passenger vehicle to produce a demonstration vehicle to showcase the SHEP System.

Under the terms of the Agreement, Pi will utilize the services of West Surrey Racing ("WSR"), a leading British rapid prototyping and engineering company, in the development of the prototype vehicle. Pi will also utilize the services of a leading brake supplier to provide the "by wire" components for the project. This provider will be selected by Pi and the Company in early 2003. These relationships will demonstrate the strength of STI technology as well as provide the Company with strategic industry relationships and potential commercialization partners.

"It has been generally accepted that the SHEP system is an ideal application for the commercial vehicle market," said Mr. Burke, President and CEO of STI. "This prototype project with Pi will provide STI with a proprietary Electronic Control System ("ECS") incorporating "by wire" technology that will be electronically integrated with a state-of-the-art engine management system. The result will be an enhancement of the SHEP System's proven efficiencies in fuel consumption and emission reductions, and a demonstration of the SHEP System's utility in passenger as well as commercial vehicles."

STI intends to showcase its prototype to demonstrate the benefits of the SHEP System by producing a generic passenger platform vehicle that, with minor detail refinement, can be applied to a wide range of transportation applications. These include passenger vehicles such as taxis, buses and trains, and a wide range of commercial and special-purpose vehicles such as delivery vans, garbage and fire trucks.

The addition of a state-of-the-art ECS to existing SHEP System components will provide a SHEP platform ideal for demonstration to the full range of vehicle manufacturers and special purpose chassis builders. This refined SHEP technology, together with access to Pi's revolutionary simulation software, will be able to credibly model the benefits of the SHEP System to potential users and is expected to provide the Company with significant co-development, manufacturing and licensing opportunities.

"Pi is extremely pleased to be in partnership with STI," said Ian Redhead, Chief Executive and Director of Pi Technology. "We believe that the SHEP System offers significant potential for the vehicle efficiencies increasingly being demanded
by  automotive   manufacturers,  their  suppliers  and  emissions   legislation
worldwide, and that our mutual cooperation on the development of this prototype will significantly advance the playing field for advanced automotive technologies."

About Pi Technology
Based in Cambridge, UK and formed in 1991 as a trading division of the Pi Group, Pi Technology specializes in the design and development of advanced electronics and software for the volume automotive and related markets. Pi is now a leading Tier 1 automotive software and engine control system specialist, employing more than 130 engineers in its UK and US offices. Pi and its sister company Pi Research, a world leader in electronic systems for motorsport, comprise the Pi Group, which is owned by Ford Motor Company (NYSE: F). Some 40% of Pi's business is for Ford Motor Company, with the remaining 60% of the company's business devoted to other major original equipment manufacturers ("OEMs") and projects.

About West Surrey Racing Limited
West Surrey Racing Limited is a leading British rapid prototyping and engineering consultancy based in the UK. The engineering and design services of WSR accommodate the requirements of new clients in both the motorsport and mainstream automotive industries. The company is located in a facility housing the Motorsport Division, Research & Development Division, with state-of-the-art CAD systems and engineering equipment under one roof. The services of WSR have been established to provide solutions from concept through to production, with total vehicle capability and specialist skills in key areas.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles, which passed formal 'Proof of Concept' in December 2000 and is now positioned for the 'Implementation Ready' testing phase.

ON BEHALF OF THE BOARD OF DIRECTORS
"Malcolm P. Burke"
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

Specifically, STI's Agreement with Pi Technology is subject to the following risks and uncertainties:
- The completion of a definitive agreement with Pi for the development of the STI prototype vehicle;
-  The timing related to the completion of the prototype;
-  The ultimate cost of the initiative;
-  The ability to source funds required for the funding of the project;
- The ability to secure the services of a suitable braking specialist on terms assumed; and
-  The ultimate success of the prototype.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com

